

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 27, 2005

Mr. Juan Jose Suarez Coppel
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

     Re: Petroleos Mexicanos
                Amendment No. 1 to Form 20-F for
                 Fiscal Year Ended December 31, 2004
                Filed October 17, 2005
                File No. 0-00099

Dear Mr. Coppel:

      We have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form 20-F for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 170

1.   We note that management identified the material weakness subsequent to the
        issuance of your financial statements for the year ended December 31, 2004. In
        your amended Form 20-F including your restated financial statements for the
        period ended December 31, 2004, disclose whether, in light of what they know
        now regarding the existence of a material weakness, the officers continue to
        believe that the company's disclosure controls and procedures were effective as
        of the end of the periods covered by those reports.

2.   We note your disclosure that indicates that it is "subject to the foregoing." Please
        revise to clarify, if true, without such limiting language that there have been no
        change over our internal control over financial reporting during 2004 that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. We note that your disclosure appears to refer to
        changes that were made subsequent to 2004. Please state clearly, if correct, that
        there *were* changes in your internal control over financial reporting that occurred
        subsequent to 2004.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief